                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                   FORM 11-K

                                 ANNUAL REPORT
                         PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000
                       Commission File Number 001-16201




                           UPSTATE CELLULAR NETWORK
                      EMPLOYEES' RETIREMENT SAVINGS PLAN
                              (Full name of plan)




                             GLOBAL CROSSING LTD.
           (Name of issuer of securities held pursuant to the plan)



                                 WESSEX HOUSE
                                45 REID STREET
                            HAMILTON HM12, BERMUDA
                   (Address of principal executive offices)

                           UPSTATE CELLULAR NETWORK
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                  INDEX OF FINANCIAL STATEMENTS AND EXHIBITS


                                                                     Page
                                                                     ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                               1


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 2000 AND 1999                                             2


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2000                                           3


NOTES TO FINANCIAL STATEMENTS                                          4


SIGNATURES                                                             9


EXHIBIT INDEX                                                         10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrator of the
Upstate Cellular Network
Employees' Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Upstate Cellular Network Employees' Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


/s/ ARTHUR ANDERSEN
--------------------------------------
Arthur Andersen



Rochester, New York
June 8, 2001

                           UPSTATE CELLULAR NETWORK
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 2000 AND 1999

                                                                                  2000               1999
                                                                            -----------------  -----------------
Investments, at fair value:
     Registered investment companies:
       Putnam Fund for Growth & Income                                      $              -   $        304,618
       Putnam Global Growth Fund                                                           -          2,002,845
       Putnam Voyager Fund                                                                 -          3,787,651
       Putnam  Income Fund                                                                 -            430,525
       Putnam Asset Allocation Fund Balanced Portfolio                                     -             58,759
     Common/collective trust:
       Putnam S&P 500 Index Fund                                                           -          1,955,766
       Stable Value Fund                                                                   -          1,317,878
     Global Crossing Ltd. common stock                                                     -          6,497,208
     Participant loans                                                                     -            364,252
                                                                            -----------------  -----------------
          Total investments                                                                -         16,719,502
                                                                            -----------------  -----------------
Receivables:
     Participant contributions                                                             -             25,169
     Employer contributions                                                                -            589,004
                                                                            -----------------  -----------------
          Total receivables                                                                -            614,173
                                                                            -----------------  -----------------

          Net assets available for benefits                                 $              -   $     17,333,675
                                                                            =================  =================


The accompanying notes to financial statements are an integral part of these statements.

                           UPSTATE CELLULAR NETWORK
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 2000



Additions to net assets attributed to:
    Investment income:
      Interest and dividends                                    $        89,524
      Realized gain, net                                              1,994,891
      Participant loan interest income                                   10,541
    Contributions:
      Participant contributions                                             467
                                                                ----------------
         Total additions                                              2,095,423
                                                                ----------------
Deductions from net assets attributed to:
    Benefits paid to participants                                     4,264,060
    Rollovers due to plan termination                                 8,241,631
    Net depreciation in fair value of investments                     6,922,671
    Loan fees                                                               736
                                                                ----------------
         Total deductions                                            19,429,098
                                                                ----------------

         Net decrease                                               (17,333,675)

Net assets available for benefits, beginning of year                 17,333,675
                                                                ----------------

Net assets available for benefits, end of year                  $             -
                                                                ================



The accompanying notes to financial statements are an integral part of this statement.

                           UPSTATE CELLULAR NETWORK
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.   PLAN DESCRIPTION
     ----------------

General
-------

The following brief description of the Upstate Cellular Network Employees' Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information. The Plan is a defined contribution plan originally established by the Board of Directors of the Upstate Cellular Network, a 50/50 joint venture partnership between the former Frontier Corporation (now known as Global Crossing North America, Inc. or "the Company") and Bell Atlantic Mobile, effective July 1, 1994. The Plan was amended and restated effective January 1, 1999. Pursuant to the restated plan, plan sponsorship transferred from Upstate Cellular Network to Global Crossing North America, Inc., a subsidiary of Global Crossings Ltd., on November 30, 1999. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

By unanimous written consent of the Board of Directors, the Company elected to terminate the Plan effective January 13, 2000. All participants had a 100 percent nonforfeitable right to the amount credited to their accounts as of such date, plus interest accrued until disbursement.

Participation
-------------

The Plan covers all employees of Upstate Cellular Network except temporary or summer employees, leased employees, and employees in any unit covered by a collective bargaining agreement. Eligibility begins on the first of the month following 30 days of employment.

The Plan allows the Company's Employee Benefit Committee to transfer participant accounts from plans the participants are no longer eligible to participate into a substantially similar 401(k) plan sponsored by the Company or any corporation/business entity in which the Company has a 50 percent or more ownership or profits interest. These transfers are included in the statement of changes in net assets available for benefits, as transfers to other Company sponsored plans.

Plan Administration
-------------------

The Plan is administered by the Employee Benefit Committee whose members are appointed by the sponsor company's Board of Directors. The trustee of the Plan is Putnam Fiduciary Trust Company (the Trustee).

Funding Policy
--------------

The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. Upon enrollment in the Plan, a participant may direct contributions into the following investment options.

 .  Putnam Fund for Growth & Income - Funds are primarily invested in common
   -------------------------------
   stocks.

 .  Putnam Global Growth Fund - Funds are primarily invested in foreign and
   -------------------------
   domestic common stocks.

 .  Putnam Voyager Fund - Funds are invested in emerging growth companies and
   -------------------
   opportunity stocks.

 .  Putnam Income Fund - Funds are primarily invested in corporate bonds and U.S.
   ------------------
   government and agency obligations.

 .  Putnam Asset Allocation Fund Balanced Portfolio - Funds are invested in
   -----------------------------------------------
   stocks, bonds, and money market instruments.

                           UPSTATE CELLULAR NETWORK
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

 .  Putnam S&P 500 Index Fund - Funds are primarily invested in stocks that are
   -------------------------
   listed in the S&P 500 Index.

 .  Stable Value Fund - Funds are invested in a diversified portfolio of
   -----------------
   high-quality stable value investments offering price stability and liquidity.

 .  Global Crossing Ltd. common stock - Funds are invested in common stock of
   ---------------------------------
   Global Crossing Ltd., parent company of Global Crossing North America, Inc.

The shares of common stock in Global Crossing Ltd. common stock are qualified employer securities as defined by ERISA. Each individual's investment in this fund is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore, the Plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16 percent, subject to maximum contribution provisions imposed by the Internal Revenue Code ("IRC") under Section 401(k).

Individual accounts, which record the participant's contributions, the earnings on all contributions, and the amount of the participant's interest in each fund, are maintained for each participant. The participant's contributions during a month are allocated directly to his or her individual account when the Trustee receives contributions. Participants have the option to invest contributions in any of the funds and may change their allocations between funds at any time.

Employer matching contributions equal 100 percent of participant contributions up to the first 3 percent of compensation. In addition, each payroll period, the Company contributes 0.5 percent of the payroll period compensation for each of its employees that is a participant in the Plan. The Plan also has a profit sharing contribution potential based on the Company's performance. No additional profit sharing contribution was made in 2000. An additional 2.5 percent of employee compensation was contributed under the profit sharing terms in 1999. Employer contributions are made in cash and invested based on employee elections.

Vesting
-------

Pursuant to the restated plan document, all participants became 100 percent vested in their account balances effective January 13, 2000.

Payment of Benefits
-------------------

Payment of benefits generally begins upon termination of service and attainment of normal retirement age (65). A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59 1/2 but who has not yet terminated employment may withdraw all or a portion of his or her vested accumulated account balance in accordance with the terms of the Plan.

If upon termination of service, a participant does not attain normal retirement age and the participant's vested account balance is greater than $5,000, the participant may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $5,000, the balance will be distributed to the participant as soon as administratively feasible.

                           UPSTATE CELLULAR NETWORK
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Individual Participant Loans
----------------------------

Loans are available to participants in the Plan on a nondiscriminatory basis. Participant loans cannot exceed the lesser of 50 percent of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current plan provisions. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Basis of Accounting
-------------------

The financial statements have been prepared on the liquidation basis of accounting.

Contributions and Benefits Paid
-------------------------------

Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits are recorded when paid.

Participants may receive distributions in cash or in common stock for amounts invested in Global Crossing Ltd. common stock. Purchases and sales of securities are recorded on the trade date.

Investments and Investment Income
---------------------------------

Investments in registered investment companies and employer securities are stated at fair value, measured by quoted market prices. Investments in common/collective trust funds are stated at estimated fair values, which represent the net asset value of shares held by the Plan at year-end. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Participant loans are valued at cost, which approximates fair value.

Interest and dividend income is recorded as earned on an accrual basis.

The plan provides for investments which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Administrative Expenses
-----------------------

Significant expenses associated with the Plan are paid by the plan sponsor.

Management's Use of Estimates
-----------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                           UPSTATE CELLULAR NETWORK
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

3.   PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------

The Plan's holdings of Global Crossing Ltd. common stock, the Putnam Investment, Inc. common/collective trust, and the Putnam Investment, Inc. registered investment company funds are party-in-interest investments.

As of December 31, 2000, the Plan held zero shares of Global Crossing Ltd. common stock. As of December 31, 1999, the Plan held 129,944 shares of Global Crossing Ltd. common stock at a fair market value of $6,497,208.

4.   FEDERAL INCOME TAX STATUS
     -------------------------

The Plan obtained its latest determination letter on November 8, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.   INVESTMENTS
     -----------

The fair market value of the individual investments that represent 5 percent or more of the net assets available for plan benefits at December 31, 2000 and 1999 is as follows:

                                                      2000            1999
                                                  -----------     ------------

             Putnam Global Growth Fund            $         -     $  2,002,845
             Putnam Voyager Fund                            -        3,787,651
             Putnam S&P 500 Index Fund                      -        1,955,766
             Stable Value Fund                              -        1,317,878
             Global Crossing Ltd. common stock              -        6,497,208
                                                  -----------     ------------
                                                  $         -     $ 15,561,348
                                                  ===========     ============

During 2000, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,927,780 as follows:

                  Mutual funds                       $ 1,528,681
                  Common stock                         2,885,568
                  Common/collective trust                513,531
                                                     -----------
                                                     $ 4,927,780
                                                     ===========

6.   PLAN TERMINATION AND LIQUIDATION
     --------------------------------

By unanimous written consent of the Board of Directors, the Company elected to terminate the Plan effective January 13, 2000. All participants had a 100 percent nonforfeitable right to the amount credited to their accounts as of such date, plus interest accrued until disbursement. Furthermore, the Plan was liquidated as of November 20, 2000. The Company provided each participant the option of rolling over his or her balance or receiving a direct lump-sum pay out.

                           UPSTATE CELLULAR NETWORK
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS - (Continued)


7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     ---------------------------------------------------

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 Schedule H for the year ended December 31, 2000:

Benefits paid to participants per the financial statements     $ 4,264,060
Less:  Amounts payable at December 31, 1999                         61,461
                                                               -----------
Benefits paid to participants per Form 5500 Schedule H         $ 4,202,599
                                                               ===========

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Upstate Cellular Network
                                       Employees' Retirement Savings Plan


                                 By:   /s/ LINDA A. DEBALSO
                                    -----------------------------------------
                                                Linda A. DeBalso
     Dated: June 29, 2001           Vice President Compensation and Benefits

                                 EXHIBIT INDEX


       Exhibit
       Number                         Exhibit
       ------                         -------

         23           Consent of Arthur Andersen (filed herewith).